Exhibit 7.2

ACQUISITION TRANSACTION TERM SHEET

This Acquisition Transaction Term Sheet (this “Term Sheet”) has been entered into by and between John Kelly Foods, Inc. (the “Company”) and Sugarfina Corporation (the “Buyer”) as of the date set forth on the signature page attached hereto. The parties understand and agree that, except described in Nature of Term Sheet set forth below, all matters related to the terms of the potential transaction between the parties shall be non-binding unless and until a definitive agreement (the “Acquisition Agreement”) has been executed and delivered by both parties.

Transaction:

The Buyer proposes to acquire the Company pursuant to the terms and conditions outlined in this Term Sheet. The Buyer’s acquisition of the Company will be effected as a merger with a wholly-owned subsidiary of the Buyer, or another transaction structure acceptable to the Buyer after consultation with legal and tax advisors (the “Proposed Transaction”).

Amount of Consideration:

The value of the consideration to be paid by the Buyer will be calculated as (a) 1.5 times the Company’s revenue over the Company’s immediately preceding twelve completed calendar months prior to the execution of the Acquisition Agreement, and (b) plus or minus, as applicable, the amount by which the net working capital of the Company at closing differs from the Target Working Capital (the “Purchase Price”). The Purchase Price remains subject to change upon further due diligence, audit, and/or regulatory reviews.

Form of Consideration

The Purchase Price shall be paid by the Buyer in the form of shares of common stock of the Buyer (the “Share Consideration”), except for adjustments as set forth below with respect to Assumed Indebtedness and Specified JK Debt. The Share Consideration that shall be issued by the Buyer shall be calculated based on a per-share price of Buyer’s common stock equal to $10.00 per share.

Assumed Indebtedness

Buyer and the Company intend to use commercially reasonable efforts to effect an assumption by Buyer (or its designated affiliate) of certain debt obligations of the Company, including the Wells Fargo Revolving Loan, City National Bank Revolving Loan, FC Marketplace, LLC term loan and the “Friends and Family” Bridge Loan, and of two City National Bank SBA Loans (the “Assumed Debt Obligations”), on the existing terms thereof. The parties will use reasonable efforts to obtain required lender approvals for such assumption of the Assumed Debt Obligations (including the SBA Loans); however, in the event any of the Assumed Debt Obligations are required to be repaid in cash, or an applicable lender requires repayment, refinancing or amendment to the terms thereof in a manner adverse to the Buyer, the Buyer may elect to repay such amounts in cash and apply the amount of such payments toward the Purchase Price, with a corresponding reduction in the amount of Share Consideration. Repayment by the Buyer shall be in the Buyer’s sole discretion.

The aggregate amount of the Assumed Debt Obligations, including any transaction costs related thereto and any portion thereof repaid in cash by the Buyer pursuant to the foregoing, shall be applied toward the Purchase Price and reduce the portion of the Purchase Price payable as Share Consideration.

Specified JK Debt

Buyer and the Company agree that the Company may incur aggregate indebtedness up to $150,000 in favor of John Kelson and/or Kelly Green (the “Borrowers”) pursuant to a cash loan made from the Borrowers to the Company, funded by the Borrowers from a cash withdrawal from the Borrower’s IRAs (such obligation to the Borrowers, the “Specified JK Debt”). The Buyer covenants and agrees that the Buyer, the Company, or one of their designated affiliates shall assume such Specified JK Debt (which shall not exceed $150,000) and repay the Specified JK Debt to the Borrowers by the later of (a) 60 days from the original date of such loan to the Company or (b) 10 days following Closing. The aggregate amount of such Specified JK Debt shall be applied toward the Purchase Price and reduce the portion of the Purchase Price payable as Share Consideration.

Working Capital

The net working capital of the Company at the closing of the Proposed Transaction will be $0.4 million (“Target Working Capital”). The Purchase Price will be adjusted on a dollar-for-dollar basis based on deviations in the working capital of the Company at closing above or below the Target Working Capital. The principles governing the calculation of the closing working capital amount and any adjustment to the Purchase Price will be set out in the Acquisition Agreement.

Indemnification

The Acquisition Agreement shall contain customary indemnification provisions related to any breach of representations and warranties by the Company for any losses related a breach of a representation or warranty by the Company or Company-related party within 24 months following closing.

Employment

Mr. John Kelson and Mr. Kelly Green shall agree to continue in their existing roles in running the operations of the Company for a period of three years from the date of the closing of the Proposed Transaction, pursuant to a mutually acceptable management or employment agreement to be executed at Closing.

Acquisition Agreement:

Subject to further due diligence, audits, and regulatory checks, the parties expect to enter into a definitive and binding Acquisition Agreement for the Proposed Transaction, together with ancillary agreements customary for transactions of similar nature. Such Acquisition Agreement and related documents will contain representations, warranties, covenants, including non-competition and confidentiality covenants, conditions to close and indemnities usual to a transaction of this nature, including representations and warranties made by the Company’s shareholders as to corporate organization and authority, capitalization, consents and approvals, compliance with laws, financial statements, title to assets, undisclosed liabilities, indebtedness, contracts, customers and suppliers, intellectual property, real property, environmental matters, employee benefit matters, taxes, and other diligence made available to the Buyer.

Due Diligence:

The Company will allow the Buyer access to various due diligence materials, including but not limited to its properties, operating and financial data, records, agreements and other relevant information. The Company will also make available to the Buyer members of the management team, accountants, attorneys, partners, and consultants, financing sources and all other relevant representatives, to the extent reasonably requested by the Buyer. The Company will use its best efforts to keep the Buyer informed of any material changes that have occurred or may occur affecting the business, results of operations, condition (financial or otherwise) or prospects of the Company.

Expenses:

Each party shall be responsible for their own transaction expenses, including but not limited to payment of their advisors, and relevant corporate and securities counsel. Each party will be responsible for their own fees and expenses regardless of whether the Proposed Transaction is consummated.

Conduct of Business:

The Company hereby covenants and agrees to conduct its business in accordance with the ordinary, usual and normal course of business heretofore conducted by it. Thus, there may be no material adverse changes in the business of the Company from the date hereof through the closing of this transaction.

Exclusivity

Until the consummation of the definitive Acquisition Agreement or the expiration of 120 days following the execution of this term sheet (unless otherwise agreed in writing by the Buyer), the Company and its shareholders shall not directly or indirectly without the express written consent of the Buyer: (i) offer for sale, sell, assign, pledge, distribute or enter into any contract for the sale of or otherwise dispose of the shares of the Company; (ii) issue or cause to be issued additional shares or options or warrants to purchase shares of the Company to any persons or parties; (iii) offer for sale, sell, assign, pledge, distribute or enter into any contract for the sale of or otherwise dispose of all or substantially all of a material portion of the assets of the Company; (iv) assume or incur a significant amount of liabilities or take any other actions outside the ordinary course of its business; or (v) engage in discussions, solicit offers, or accept any offers related to any of the foregoing. The Company shall give Buyer immediate notice of any competing offer, expression of interest or other proposal received during the effectiveness of this term sheet prohibited hereby.

Nature of Term Sheet

This term sheet does not contain all matters upon which agreement must be reached in order for the Proposed Transaction to be consummated. A legally binding agreement with respect to the contemplated Transaction will only result from the negotiation, execution, and delivery of a mutually acceptable Acquisition Agreement related thereto. This term sheet is not binding on the parties hereto, other than with respect to the provisions set forth in the rows titled “Expenses”, “Conduct of Business”, and “Exclusivity” (collectively, the “Binding Provisions”), which are binding on the parties hereto in accordance with their terms. Neither Buyer nor the Company shall be under any binding obligation to negotiate or finalize any definitive asset purchase or other agreements or to consummate the Transaction, and shall have the right to terminate the due diligence process and/or the negotiation of a Transaction at any time, without cause or reasons, and taking that action shall not be deemed a breach of contract or breach or violation of any alleged implied duty of good faith or fair dealing.

[Signature Page Follows]

In witness whereof, the parties have executed this Term Sheet effective as of the date last set forth below. This Term Sheet shall expire, shall be null and void, and be of no force or effect in the event that the Company does not countersign this Term Sheet and deliver such required signature pages to the Buyer on or before 5:00 pm PST on April 17, 2023.

Sugarfina Corporation

By:	/s/ Scott LaPorta
Name:	Scott LaPorta
Title:	Chief Executive Officer
Date:	April 17, 2023

John Kelly Foods, Inc.

By:	/s/ John Kelson
Name:	John Kelson
Title:	Co-Owner & President
Date:	April 15, 2023

By:	/s/ Kelly Green
Name:	Kelly Green
Title:	Co-Owner & Vice President
Date:	April 15, 2023